October 14, 2008	REED W. TOPHAM Direct (801) 578-6918 rwtopham@stoel.com

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Eric Atallah
Joseph McCann
Tim Buchmiller

Re:	Raser Technologies, Inc.
Amendment 1 to Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008
File No. 001-32661

Dear Gentlemen:

On behalf of Raser Technologies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Brent M. Cook, dated September 30, 2008, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding Amendment 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Amendment 1 to Form 10-K for the year ended December 31, 2007

General

1.	In connection with responding to our comments, please provide, in writing, a statement from the company, signed by an officer of the company, acknowledging that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

October 14, 2008

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We have enclosed a written statement signed by an officer of the Company, which acknowledges the items specified above. The signed written statement is attached hereto as Annex A.

2.	We note your response to prior comment 1. We also note that on September 15, 2008, Merrill Lynch & Co., Inc. and Bank of America Corporation entered into a merger agreement providing that Merrill Lynch will become a wholly owned subsidiary of Bank of America and your press release dated September 18, 2008. Please disclose in your future filings your then current understanding as to whether the consummation of the merger would materially impact your plans to develop and finance geothermal power plants. Please also address whether you believe a merger would alter your or your counterparty’s understanding of any outstanding obligations under the January 16, 2008 registration rights agreement.

Response:

The Company does not believe that the merger of Merrill Lynch & Co., Inc. (“Merrill Lynch”) and Bank of America Corporation (the “Merger”) will have a material adverse effect on the Company’s financing arrangements with Merrill Lynch affiliates. The construction of the Company’s Thermo geothermal power project is continuing, and the remainder of the tax equity capital for the Thermo project is expected to be funded in a timely fashion in accordance with the Company’s binding agreement with Merrill Lynch. The Company continues to work closely with Merrill Lynch regarding the potential funding for additional projects in accordance with the Company’s agreements with Merrill Lynch.

The Company does not believe that the Merger will alter the Company’s or Merrill Lynch’s understanding of any outstanding obligations under the January 16, 2008 registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Company to file a resale registration statement within five (5) business days after any warrants have vested regardless of who may be the current holder of the vested warrants. In connection with the vesting of certain warrants related to the Thermo funding, Merrill Lynch agreed to permit the Company to defer its obligation to file a registration statement to register the

Securities and Exchange Commission

October 14, 2008

resale of the warrants related to the Thermo funding until such registration is requested by Merrill Lynch. The Company does not believe the merger of Merrill Lynch with Bank of America Corporation will alter Merrill Lynch’s understanding of the Company’s obligations under the Registration Rights Agreement.

In response to the Staff’s comment, the Company proposes to disclose in its future filings, subject to additional modifications to reflect further developments, the following information related to the Merger and the Company’s belief that the Merger will not materially impact the Company’s plans to develop and finance geothermal power plants:

The Company does not believe the announced merger of Merrill Lynch’s parent company with Bank of America Corporation will adversely affect its relationship with Merrill Lynch or the Company’s plans to develop and finance geothermal power projects. The Company continues to work closely with Merrill Lynch regarding the potential funding of additional projects in accordance with its Commitment Letter with Merrill Lynch. Although the Company does not believe that the merger of Merrill Lynch’s parent with Bank of America Corporation will alter Merrill Lynch’s ability or willingness to provide or arrange funding for the Company’s projects under the Commitment Letter or otherwise adversely affect its relationship with Merrill Lynch, the merger could have unanticipated consequences that the Company cannot predict. If unanticipated consequences of the merger adversely affect Merrill Lynch’s ability or willingness to provide or arrange funding for the Company’s projects, the Company will need to seek funding from other sources, which could adversely affect the timing and costs of the Company’s future projects. The Company intends to continue discussions with other potential sources of capital interested in investing in geothermal energy. The Company believes there are a number of potential capital sources that would be interested in participating as an additional partner in the financing of the Company’s future plants.

Also in response to the Staff’s comment, the Company proposes to expand its disclosure regarding the Registration Rights Agreement in its future filings to include the following:

Pursuant to a registration rights agreement between the Company and Merrill Lynch, the Company has agreed to file one or more registration statements covering the resale of the warrants issued pursuant to the Commitment Letter, as well as the resale of the shares of common stock issuable pursuant to the exercise of such warrants, upon the vesting of any warrants. Merrill

Securities and Exchange Commission

October 14, 2008

Lynch agreed to permit the Company to defer its obligation to register the resale of the warrants that vested in connection with the funding of the Thermo project until such registration is requested by Merrill Lynch. The Company does not believe the proposed merger of Merrill Lynch’s parent with Bank of America Corporation will alter the Company’s understanding or Merrill Lynch’s understanding of the Company’s outstanding obligations under the registration rights agreement.

Note 1. Description of the Business and Basis of Presentation, page F-9

Development Stage Enterprise, page F-10

3.	Please refer to prior comment 6. We note from your response that “most, if not all of the anticipated events contributing to the Company’s conclusion that it should transition from a development stage enterprise in 2005 did not ultimately occur.” Given that these events had not occurred at December 31, 2005, it is unclear from your response as to why you determined that it was appropriate to cease development stage reporting under paragraph 8-9 SFAS 7 as of December 31, 2005. Specifically, it appears that as of December 31, 2005, you were devoting most of your efforts to developing markets through the proposed contract with the U.S. Army and the discussions with AMP Resources. Please further clarify for us how your conclusion to cease development stage reporting as of December 31, 2005 complies with paragraphs 8-9 of SFAS 7.

Response:

As of December 31, 2005, the Company believed that the execution of the proposed U.S. Army contract, the AMP Resources merger which was anticipated to result in a combined company that would generate significant revenues, and a proposed royalty agreement with a manufacturer of alternators were imminent. As a result, the Company made the determination that it had transitioned from a development stage enterprise to an operating stage enterprise. Once the Company was well into 2006, however, it became clear that the expected events that led the Company to transition from a development stage enterprise to an operating stage enterprise were not going to occur. This change in the Company’s expectations and the Company’s shift in focus to geothermal power systems development caused the Company to reconsider its transition to an operating stage enterprise. Had the Company known that these events would not occur in 2006, the Company would not have ceased development stage reporting. However, at the time the decision was made in 2005, the Company fully believed that its analysis of the factors contained in paragraphs 8-9 of SFAS 7

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October 14, 2008

indicated that it should cease development stage reporting, particularly because the Company did not plan to devote a significant amount of its efforts in 2006 to establish a new business. Furthermore, the Company believed that its operations had commenced because of the revenue that it had generated in 2005 and the anticipated significant revenues it planned to generate in 2006. The Company believed that it was past the point of devoting most of its efforts to research and development, raising capital and developing markets. Therefore, the Company believes it appropriately determined to cease development stage reporting as of December 31, 2005 in accordance with paragraphs 8-9 of SFAS 7.

Geothermal Properties and Well Field Development, page F-13

4.	We note your response to prior comment 7 and your proposed revised disclosure which appropriately removes all references to the guidance for accounting for oil and gas producing activities. We note from your revised disclosure that you are capitalizing lease acquisition costs including lease bonuses, legal costs, permit costs and the fair value of other forms of compensation to acquire the lease. We further note that you do not begin amortizing the capitalized costs until viable resources are discovered. Please explain to us how your accounting is consistent with the guidance in SFAS 13. In this regard, explain to us why you believe it is appropriate to defer amortization of the lease payments until viable resources are discovered and the accounting guidance you relied upon in establishing that accounting policy.

Response:

Introduction

Definitive accounting policies do not exist for the geothermal industry. In developing its accounting policies, the Company considered the principles discussed in the following items:

•	SFAS 13

•	SFAS 19

•	IFRS IAS #6

•	SEC guidance for mining companies

•	Accounting policies used by the Company’s peer group

Securities and Exchange Commission

October 14, 2008

The Company believes that certain phases involved in a geothermal project are very similar to those involved in both the oil and gas and mining industries. These phases include:

•	Acquisition – the purchase or lease of a property (or mineral right).

•	Exploration – the search for resources suitable for commercial production.

•	Development – establishing access to and constructing facilities to extract, treat and transport production from the mineral reserve.

The Company also believes that, because there are no authoritative accounting principles written specifically for the geothermal industry, the accounting principles applicable to the oil and gas and mining industries provide the best guidance regarding the principles that should be applied to the acquisition, exploration and development phases of the geothermal industry. Therefore, the Company believes the costs incurred in a geothermal project should be accounted for (i.e. capitalized and amortized/impaired or expensed as incurred) in a manner similar to the oil and gas and mining industries. The Company has elected to account for such costs as set forth in the following table.

Category of cost	Accounting treatment
Lease acquisition	Capitalize and amortize/impair
Exploration - Geological studies, delay rentals, taxes, etc.	Expense as incurred
Exploration - drilling to locate proved reserves	Capitalize and amortize/impair
Development	Capitalize and depreciate/impair

This accounting policy is analogous to and consistent with the “successful efforts” method set forth in SFAS 19 and the guidance in PricewaterhouseCoopers’ latest edition of “Financial Reporting in the Mining Industry,” which describes the financial reporting implications of International Financial Reporting Standards (“IFRS”) considered relevant to the mining industry. The Company recognizes that the production phase of a geothermal project differs in many respects from that of the oil and gas and mining industries. Therefore, as described below, the Company’s amortization of capitalized costs will differ from the practices of those industries once production has commenced at the applicable plant.

While geothermal production activities are specifically excluded from the scope of SFAS 19, the Company does not believe this exclusion was intended to prohibit the adoption of successful efforts accounting principles by companies engaged in the development of geothermal power plants. In fact, paragraph 177 of SFAS 19 specifically acknowledges that successful efforts is generally followed in extractive industries.

Securities and Exchange Commission

October 14, 2008

While the Company believes it is appropriate to apply the successful efforts method of accounting to its geothermal operations, the Company also recognizes that there have historically been a very limited number of companies engaged in geothermal operations and the geothermal industry is rapidly evolving. Therefore, the Company intends to monitor developments in the geothermal industry and regularly evaluate the continued application of successful efforts accounting to its operations. If it becomes clear that a different method of accounting is more widely accepted in the industry or additional guidance or experience indicates that a different method of accounting would be more appropriate, the Company will consider modifying its accounting policies to reflect these developments.

Accounting Principles Applicable to Property Leases and Certain Exploration Costs

The Company’s geothermal leases give it the right to explore for and develop potential sources of geothermal energy. The Company and many others knowledgeable about geothermal energy believe these sources of geothermal energy are appropriately considered to be natural resources. In capitalizing direct costs associated with the acquisition of these leases, the Company has applied the accounting principles utilized in both the oil and gas and mining industries. As discussed above, in the absence of specific authoritative accounting literature for geothermal activities, the Company believes it is appropriate to utilize the principles followed by entities involved in the exploration and development of mineral resources. Such principles include those set forth in Accounting Series Releases 257 and 258 for the oil and gas industry and IFRS 6 “Exploration for and Evaluation of Mineral Resources.” It is the Company’s view that SFAS 13 does not apply to its geothermal property leases. Paragraph 2 of SFAS 13 states “this Statement does not apply to lease agreements concerning the rights to explore for or to exploit natural resources such as oil, gas, minerals, and timber.”

With respect to the amortization of lease acquisition costs, the Company intends to clarify its accounting policy to state that amortization of lease acquisition costs will commence when the geothermal project is complete and ready to commence the production of electricity. The Company believes it is appropriate to defer the amortization of lease acquisition costs until the completion of the project because that is the point in time when the geothermal property is considered to be “available for use.” The Company believes this policy is consistent with generally accepted accounting principles applicable to property, plant and equipment, which the Company believes is the appropriate accounting guidance applicable to the amortization of its lease acquisition costs. The Company intends to amortize its lease acquisition costs over the estimated useful life of the applicable geothermal plant, which is generally 35 years. This amortization period is considered appropriate because there is no assurance that the Company will construct a new geothermal plant on the property in order to extend its right to access the geothermal resource beyond the life of the initial plant.

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October 14, 2008

The Company also intends to clarify its accounting policy to state that the exploration costs, which include the cost of topographical, geological, geochemical and geophysical studies, and other activities associated with evaluating the commercial viability of the geothermal resource. As stated in the Company’s accounting policy, such costs are expensed as incurred. The expensing of these types of exploration costs is consistent with the principles followed by oil and gas companies using the “successful efforts” method and other companies engaged in businesses that explore for natural resources.

The costs of drilling an exploratory well to locate proved reserves are capitalized as part of the Company’s uncompleted wells, equipment, and facilities pending determination of whether the exploratory well contains proved reserves. If the exploratory well contains proved reserves, the capitalized costs of drilling the well become part of the Company’s wells, equipment and facilities and are amortized or depreciated/impaired over the useful life of these assets. If, however, the exploratory well does not contain proved reserves, the entire amount of the capitalized costs of drilling the well, net of any salvage value, are expensed during the period in which it is determined that the exploratory well does not contain proved reserves.

5.	Further to the above, we note your disclosure under each of “Geothermal Properties” and “Well Field Development” that ‘dry hole wells on proved property are capitalized and amortized.’ Please explain to us why you continue to capitalize these assets subsequent to the determination that the wells do not contain geothermal resources. Explain why you believe the items continue to represent an asset as defined in paragraphs 25-31 of FASB Concepts Statement No. 6.

Securities and Exchange Commission

October 14, 2008

Response:

The Company has further reviewed the accounting principles it believes are applicable to dry hole wells on proved property. Based on this review, the Company intends to expense any costs associated with dry hole wells on proved property. Accordingly, the Company will modify the disclosure proposed in its previous response letter to indicate that costs associated with dry hole wells on proved property will be expensed. Please note, that the Company has not yet incurred any costs associated with dry holes on proved property and, therefore, the Company’s financial statements for prior periods do not reflect any such costs.

The Company intends to revise its accounting policy with respect to well field development to state that tangible and intangible drilling costs associated with wells drilled after a geothermal property has been classified as proved will be capitalized, assuming such wells can be used as re-injection wells. Re-injection wells represent assets that will be used during the period the geothermal facility produces electricity. Accordingly, such wells represent assets as defined in FASB Concept Statement No. 6. The accounting policy will also be revised to state that the classification of a property as proved occurs after drilling and other related exploration activities have resulted in the determination that the property contains a commercially viable geothermal resource.

6.	We note your disclosure on page 11 of your Form 10-K/A that indicates that you have conducted drilling and testing on two properties in which you have acquired an interest, and that the costs associated with drilling and testing can vary from property to property and can often be significant. We also note your disclosure in Note 2 that you capitalize tangible and intangible drilling costs as incurred, and only begin amortizing once viable resources are discovered. While this policy may be consistent with the guidance of SFAS 19, since your geothermal activities are specifically excluded from the scope of this standard, we do not believe that guidance provides a basis to support your accounting policy. Please provide your analysis of other GAAP literature which you believe provides a basis to capitalize these costs prior to you determining that you have commercially viable resources. Finally, please tell us and disclose in future filings the typical time it takes between the initial drilling on a property and the ability to determine whether the resources are viable.

Securities and Exchange Commission

October 14, 2008

Response:

As discussed in the Company’s response to Comment No. 4, the Company believes the accounting principles applicable to the oil and gas and mining industries provide useful guidance regarding the accounting principles to be applied to the geothermal industry. While certain geothermal production activities are specifically excluded from the scope of SFAS 19, the Company believes SFAS 19 nevertheless provides useful guidance for certain other aspects of geothermal activities, such as the capitalization of drilling costs. As a result, the Company’s accounting principles relating to the capitalization of tangible and intangible drilling costs are based primarily on the guidance of SFAS 19.

As stated above, the Company intends to clarify its accounting policies to state that certain costs incurred during the exploration phase of a geothermal project such as geological and geophysical studies are expensed as incurred, while costs incurred after (1) an independent geologist has determined that there is a high probability that the property contains a commercially viable resource and (2) the Company begins drilling exploratory wells, are capitalized. Once the geothermal project is complete and ready to produce electricity, all related capitalized costs will be amortized or depreciated over the estimated useful life of the power plant.

Once the Company starts drilling on a property, the Company can typically determine within twelve to twenty-four months whether the property has any viable geothermal resources. The Company will disclose the foregoing information in its future filings with the SEC.

7.	We note your response to prior comment 2. Please tell us how much, if any, you have paid to the landowner relating to the three million acres and how you are accounting for any such payments. In addition, revise page 35 in future filings to disclose when you expect to determine if the property owner has geothermal rights on this land.

Response:

The Company’s rights with respect to the three million acres of land were obtained in connection with a geothermal lease agreement relating to three ranches in Nevada, consisting of approximately 11,600 acres. As consideration for the lease of the 11,600 acres, the Company paid $25,000 in cash to the land owner, and issued to the land owner 25,000 shares of the Company’s common stock. The Company also granted the land owner an option to purchase 35,000 shares of the Company’s common stock at a strike price of $15.10 per share. No additional consideration was paid by the Company to obtain the grant of the geothermal and surface rights, if any, held by the land owner with respect to the three million additional acres. The entire lease costs were capitalized at fair value as lease acquisition costs and classified as unproved property on the Company’s balance sheet. None of the costs were allocated specifically to the three million acres of land.

Securities and Exchange Commission

October 14, 2008

In its future filings with the SEC, the Company will expand the footnote disclosure relating to the 11,600 acres described above to include the information stated below:

In connection with the lease of the 11,600 acres in Nevada, the Company also obtained a grant of the geothermal and surface rights, if any, held by the property owner with respect to an additional three million acres of land in central Nevada that is currently used for ranching. The Company has not yet performed the necessary due diligence to determine what, if any, geothermal rights the property owner has with respect to these three million acres of land. As a result, the Company’s ability to ultimately lease any geothermal and surface rights on this land is uncertain. The Company expects to conduct due diligence to determine what, if any, geothermal rights the property owner has with respect to the three million acres of land during the fourth quarter of 2008.

8.	We see that a significant portion of the capitalized property costs relate to the land lease on 2,500 acres in New Mexico that you purchased in 2007. Although this represents only 1% of the total acreage for which you have rights, the capitalized costs for this land represent 72% of your capitalized property costs. Please explain to us the factors that led to your capitalized property costs being higher for this property.

Response:

The Company acquired the geothermal rights associated with the Lightning Dock resource in an asset purchase from GeoLectric Power Company NM, LLC in December of 2007. GeoLectric’s principal asset was a BLM lease on 2,500 acres of land near Lordsburg, New Mexico. The purchase price paid by the Company for the assets was approximately $4 million, including contingent payments. The purchase price reflected the negotiated value of the BLM lease, which was based primarily on the resource data available for the land as a result of the previous owners’ exploration efforts. The Lightning Dock resource has been studied for approximately 30 years, and several million dollars has been spent by various parties within the past 10 years identifying and characterizing the geothermal reservoir. The previous owners of the lease completed in-depth geological studies, geophysical surveys (including resistivity, seismic, gravity and aeromagnetic surveys), geochemical and hydrological studies, 40 thermal gradient wells, and two deep production wells. The data collected from these studies and wells, some of which were done in conjunction with grants from the Department of Energy, helped to characterize the resource and its potential for commercial power generation with great

Securities and Exchange Commission

October 14, 2008

specificity and detail (including flow characteristics, temperature, depth, and permeability/porosity). In light of the availability and validity of these studies and resource data, combined with the Company’s knowledge of local transmission and potential power purchase agreement offtake candidates, the BLM lease commanded a substantially higher valuation than the bulk of the Company’s other leases, which was reflected in the purchase price paid by the Company.

In contrast to the well established potential of the Lightning Dock resource, the bulk of the Company’s other leases require further study and evaluation in order to determine whether a viable resource exists that could support a geothermal power plant. Accordingly, the value of the Company’s other leases is relatively low.

9.	Revise future filings to clearly disclose the status of any land in which you acquire an interest. For example, disclose whether there are established geothermal resources on the property or whether there are any geothermal wells in the vicinity.

Response:

The Company will disclose in its future filings the status of any land in which it acquires or holds an interest, including whether there are established geothermal resources on the property or whether there are any geothermal wells in the vicinity.

10.	You state that “management is currently assessing which generally accepted accounting principle method to use for depletion.” In light of the progress on your Thermo project, please update us regarding your accounting policy for depletion. Discuss which alternatives you are currently considering.

Response:

The Company has further reviewed the accounting principles it believes are applicable to the geothermal resources to be used by the Company’s geothermal power plants. Because geothermal resources are renewable, the Company does not believe it would be appropriate to apply any method of depletion to these geothermal resources. Instead, the Company intends to amortize/depreciate the capitalized costs related to the geothermal resources of each plant, together with the costs of the applicable geothermal plant, over the useful life of such power plant, which is generally expected to be 35 years. Amortization and depreciation will be computed using the straight-line method.

Securities and Exchange Commission

October 14, 2008

Unlike the natural resource assets of most extractive enterprises, the Company will not derive revenue from directly selling its natural resource assets. Instead, the Company will use geothermal energy to generate electricity, which will be sold to third parties. Because the geothermal energy is renewable, the amount of electricity that can ultimately be generated from the geothermal resource is not limited by the size of the resource. Therefore, any attempt to allocate the costs associated with the geothermal resource to the electricity generated would require assumptions regarding the total amount of electricity expected to be generated and sold. These assumptions would, in turn, depend primarily on the expected life of the plant. Moreover, because the electricity generated by each plant is not expected to fluctuate dramatically from year to year, allocating the costs of the geothermal resource based on depletion would likely look very similar to a straight-line depreciation of these costs over the expected life of the plant. As a result, the Company believes that it is not appropriate to apply depletion principles to its geothermal resources. Instead, the Company believes that depreciation of capitalized costs associated with its geothermal resources over the expected life of the plant will effectively match those costs with the revenues generated—avoiding unnecessary assumptions about power production that would only serve to approximate straight-line depreciation and make the Company’s financial statements more difficult to understand.

11.	We note the detail of capitalized costs by geographical area included in Note 5. We also note the detail of your leased land included on pages 34-35. Please provide us with your summary timeline for the development and construction of geothermal power plants for each project area. To enhance an investor’s understanding of your ongoing development, revise your discussion in MD&A in future filings to discuss your plans by project area, including updating the status of existing projects.

Response:

The Company disclosed the following information in its Current Report on Form 8-K filed on October 7, 2008. The Company will update this disclosure in its future filings with the SEC to reflect the current status of the Company’s existing projects.

The Company currently has eight geothermal projects that are either in the construction or development phase. The current status of development for each of the Company’s eight proposed geothermal plants:

1. Thermo No. 1 Plant (Utah): Construction is nearly complete on the Thermo plant, and the Company expects the plant to begin generating electricity toward the end of October 2008. The Company expects to have the Thermo plant operating at full capacity by the end of 2008.

Securities and Exchange Commission

October 14, 2008

2. Lightning Dock Plant (New Mexico): The Company is in the process of obtaining the necessary permits for the Lightning Dock plant. Numerous exploratory wells and two production wells were drilled prior to the Company acquiring the site. The Company broke ground at the site and has begun taking delivery of UTCP turbines. The Company anticipates that it will start drilling additional production wells in the fourth quarter of 2008. The Company currently expects to complete construction in 2009.

3. Thermo No. 2 Plant (Utah): The Company has begun the process of obtaining the necessary permits for a second power plant in the Thermo area. The Company is currently drilling geothermal wells that may be used for Thermo No. 2 (assuming that the Company has enough wells for Thermo No. 1 (discussed above)). The Company currently expects to begin and complete construction of the Thermo No. 2 plant in 2009.

4. Klamath Falls Plant (Oregon): The Company is in the process of obtaining the necessary permits for the Klamath Falls plant. The Company has performed some preparations at the site, but has not begun drilling activities. The Company anticipates that it will begin drilling activities in the fourth quarter of 2008. The Company currently expects to begin and complete construction of the Klamath Falls plant in 2009.

5. Devil’s Canyon Plant (Nevada): The Company is completing the permitting process for this site. Currently, additional geologic studies are being performed at the site. The Company is also currently performing some preparations at the site. The Company currently expects to begin and complete construction of the Devil’s Canyon plant in 2009.

6. Truckee Plant (Nevada): The Company is in the process of obtaining the necessary permits for the Truckee plant. The Company drilled the first well at this site in the latter part of 2007. The results of the first well were inconclusive. The Company is having additional geologic studies performed before any additional drilling is attempted.

Securities and Exchange Commission

October 14, 2008

7. Trail Canyon Plant (Nevada): The Company is completing the permitting process for this site. Currently, additional geologic studies are being performed in the general area.

8. Thermo No. 3 Plant (Utah): Based on the information the Company obtained in connection with the development of Thermo 1, the Company is pursuing development of additional projects and is in the early stages of the permitting and entitlement processes for a third project in the Thermo project area.

As described above, the Thermo No. 1 plant is expected to be operating at full capacity by the end of 2008. The timing for construction and completion of each of the other seven potential plants described above will depend on a number of factors, including the receipt of necessary permits and the ability to obtain adequate financing for each project. Uncertainties associated with these factors could result in unexpected delays. In addition, the feasibility of a number of the projects described above is still subject to further geological testing and/or drilling to determine whether an adequate geothermal resource exists to support a geothermal power plant.

As discussed above, the Company currently has eight geothermal power projects that are in various stages of development. Through the completion of several of these eight projects and the completion of several additional projects the Company expects to initiate in 2009, the Company expects to have placed into service power plants having a net generating capacity of approximately 100 megawatts by the end of 2009, assuming that the Company can obtain the appropriate debt and tax equity capital and does not experience unexpected delays. The Company anticipates developing approximately eight to ten new geothermal power plants each year.

Form 10-Q for the quarter ended June 30, 2008

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

12.	We note your statement on page 25 regarding the results of a recently completed independent report by GeothermEx, Inc. on the greater Thermo project area. Please file a consent on behalf of GeothermEx, Inc. in accordance with Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K.

Securities and Exchange Commission

October 14, 2008

Response:

On October 14, 2008, the Company amended its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 for the purpose of filing a consent on behalf of GeothermEx, Inc. in accordance with Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K. The consent has been filed as Exhibit 23.1 to such Quarterly Report on Form 10-Q. A copy of the consent is attached hereto as Annex B.

*     *     *     *     *

We believe the foregoing discussion is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6918.

Very truly yours,

/s/ Reed W. Topham
Reed W. Topham

cc:	Brent M. Cook (Raser Technologies, Inc.)
Martin F. Petersen (Raser Technologies, Inc.)
Richard Holt (Raser Technologies, Inc.)
Reynold Roeder (Raser Technologies, Inc., Audit Committee Chairman)

ANNEX A

[Raser Letterhead]

October 14, 2008

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Eric Atallah
Joseph McCann
Tim Buchmiller

Re:	Raser Technologies, Inc.
Amendment 1 to Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008
File No. 001-32661

Dear Gentlemen:

In connection with Raser Technologies, Inc.’s, a Delaware corporation (the “Company”), responses to the comment letter to Brent M. Cook, dated September 30, 2008, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding Amendment 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, I hereby acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings; and

Securities and Exchange Commission

October 14, 2008

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

RASER TECHNOLOGIES, INC., a Delaware corporation

/s/ Patrick Schwartz
Name: Patrick Schwartz
Title: President

Securities and Exchange Commission

October 14, 2008

ANNEX B

[GeothermEx Letterhead]

Consent of GeothermEx, Inc.

We consent to the use by Raser Technologies, Inc. (the “Company”) of our report, dated August 1, 2008, and we consent to the use of all quotations, summaries or information derived from such report, including any geothermal reserve information, included or incorporated by reference in the Company’s periodic reports on Forms 10-K, 10-Q and 8-K and in the Registration Statements of the Company on Form S-8 (No. 333-123124), Form S-8 (No. 333-141495), Form S-3 (No. 333-142779), Form S-3 (No. 333-142884) and Form S-3 (No. 333-151330, and any amendments thereto. We also consent to all references to us included or incorporated by reference in the Company’s periodic reports and the foregoing registration statements.

GeothermEx, Inc.

By:	/s/ Subir K. Sanyal
Subir K. Sanyal
President

October 7, 2008